Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

October 24, 2006

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Vsurance, Inc.
Filed (Amendment) October 20, 2006
File No. 333-132028

Attention: Owen Pinkerton; Jennifer Gowetski; Wilson Lee; Jorge L. Bonilla

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Vsurance, Inc. be declared effective on Friday, October 27, 2006 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Vsurance, Inc. acknowledges that

•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President